Reid & Rudiger, LLC
(SEC ID NO. 8-51721)

Financial Statements
and Supplemental Schedules

Year Ended December 31, 2021
and
Report of Independent Registered
Public Accounting Firm

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SEC FILE NUMBER
8-51721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Reid & Rudiger, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Broad Street, Suite 28C, 28th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randy Stouber	908-231-1000	rstouber@@cfopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Harrison, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Reid & Rudiger, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLI MEZZATESTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6092532
Qualified in Richmond County
My Commission Expires 5-19-23

Signature:

Title:
Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Reid & Rudiger, LLC
Index to the Financial Statements
December 31, 2021

Table of Contents

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Reid & Rudiger, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reid & Rudiger, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation for Determining of Reserve Requirements Pursuant to SEC Rule 15c3-3; and Schedule III – Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2022

Reid & Rudiger, LLC
Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	728,497
Receivable from clearing broker		170,878
Clearing deposit		50,000
Property and equipment, net		3,011
Right of use asset		396,234
Security deposit		40,000
Prepaid expenses		39,074
Total Assets	$	1,427,694
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	233,140
Operating lease liability		430,180
Total Liabilities		663,320
Contingencies		
Member's Equity		764,374
Total Liabilities and Member's Equity	$	1,427,694

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Income
For the Year Ended December 31, 2021

Revenues:	
Commissions	$ 11,039,890
Other income	1,488,241
Total revenues	12,528,131
Expenses:	
Compensation and benefits	10,878,526
Clearing, quotations and research	129,345
Professional fees	419,247
Regulatory, licenses and insurance	204,962
Occupancy	241,966
Office, postage and delivery	206,720
Computer and communications	87,530
Other	261,982
Total expenses	12,430,278
Net income	$ 97,853

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

	Total Member's Equity
Balance - January 1, 2021	$ 1,376,521
Member's distributions	(710,000)
Net income	97,853
Balance, December 31, 2021	$ 764,374

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities:	
Net income	$ 97,853
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,603
Amortization of right of use asset	171,461
Gain on extinguishment of debt	(130,000)
(Increase) Decrease in Operating assets:	
Decrease in receivable from broker	659,876
Decrease in prepaid expenses	28,148
Increase (Decrease) in Operating liabilities:	
Decrease in Operating lease liability	(149,730)
Increase in accounts payable and accrued expenses	104,022
Net Cash Provided by Operating Activities	785,233
Cash Flows from Financing Activities	
Member's distributions	(710,000)
Net Cash Used in Financing Activities	(710,000)
Net Increase in Cash	75,233
Cash at beginning of the year	653,264
Cash at end of the year	$ 728,497

Supplementary Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger LLC, ("Company") a New York Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is located in New York, New York. It is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates a number of lines of business as a retail brokerage firm. It clears all securities transactions through a clearing broker, RBC Capital Markets Corporation ("RBC") on a fully disclosed basis. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3 under the provisions of paragraph (k)(2)(ii).

The Company is wholly-owned by Evermore Holdings, LLC ("Member").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Cash
The Company keeps its cash with major banks. The account balances may exceed the FDIC insurance limit of $250,000. See Note 7.

Revenue Recognition
Revenue is recognized in accordance with ASC 606, *Revenue from Contracts with Customers.* The Company earns commission income on customers' securities transactions. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that its performance obligation is satisfied on the trade date because that is when the underlying financial instrument and counterparty are identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Receivable from Clearing Broker
Receivable from clearing broker is the net balance due the Company for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2021. The amount due from the clearing broker (RBC) is $170,878.

Clearing Deposit
The Company is required to maintain a deposit of $50,000 according to the terms of its fully disclosed clearing agreement with its clearing broker, RBC Correspondent Services.

Other Income
Other income of $1,488,241 included in the Statement of Income consisted of: interest income of $1,197,684 pursuant to an interest sharing agreement with the Company's clearing broker; a realized gain of $160,557; and a gain on extinguishment of the Company's PPP loan of $130,000.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is a limited liability Company taxed as a disregarded entity and, therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The Company files a consolidated tax return with its Member, the owners of which are individually responsible for reporting their share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loan Forgiveness
The Company's policy is to account for forgivable loans in accordance with ASC 470, Debt and related accounting pronouncements. Forgiveness of debt is recognized when the debt is extinguished, meaning the Company is formally released from the liability. The forgiven debt amount is recorded as a gain on extinguishment of debt and is included in Other income in the Statement of Income. See Note 9 concerning the forgiveness of the Company's PPP loan during 2021.

Recent Accounting Pronouncements
The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Company adopted ASC 326, Financial Instruments - Credit Losses effective January 1, 2020.

Allowance for Credit Losses
ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company identified receivable from clearing broker as impacted by the new guidance. The Company's expectation is that the credit risk associated with commissions and other receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

3. LEASES

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its estimated incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our estimated incremental borrowing rate based on the information available at the commencement date for all leases. The Company's estimated incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

3. LEASES (continued)

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The lease cost associated with short-term leases is recognized on a straight-line basis over the lease term.

The Company has an obligation as a lessee for office space with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The Company posted a $40,000 security deposit. The lease agreement is for a five-year term expiring in 2024 with annual renewals unless cancelled by either party thereafter. The lease is further discussed below.

Maturities of lease liabilities under the noncancellable operating lease as of December 31, 2021 are as follows:

Year	Amount
2022	$ 182,767
2023	195,674
2024	137,380
Total undiscounted lease payments	515,821
Less imputed interest	(85,641)
Total lease liabilities	$ 430,180

The components of lease cost for the year ended December 31, 2021, are as follows:

Operating lease cost	$ 182,853
Short-term lease cost	30,864
Total lease cost	$ 213,717

Other information related to leases as of December 31, 2021, was as follows:

Supplemental cash flow information:	
Amortization of ROU asset	$ 171,461
Operating lease payments	$ (149,730)
Weighted average remaining lease term	2.67 years
Weighted average discount rate	6%

4. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $682,289, which was $664,484 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

5. COMMITMENTS AND CONTINGENCIES

Customer Transactions
In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

6. PROPERTY AND EQUIPMENT

Fixed assets consist of the following at December 31, 2021:

Machinery and equipment	$ 23,958
Furniture and fixtures	216,578
Computers	33,073
Leasehold improvements	86,679
Less: Accumulated depreciation and amortization	(357,277)
	$ 3,011

The depreciation for the year was $3,603 under the straight line method where furniture and fixtures are depreciated over 7 years and computers are depreciated over 5 years.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at two financial institutions and these balances may be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. ARBITRATION SETTLEMENTS AND LEGAL MATTERS

During 2021 the Company was a party to several arbitrations, brought by customers and conducted before FINRA Dispute Resolution. As of December 31, 2021, the Company settled the FINRA arbitrations. The Company disputed the allegations and settled the matters without admitting liability and in exchange for general releases.

9. PPP LOAN PAYABLE

During the year ended December 31, 2020, the Company obtained a PPP loan of $130,000 from the JP Morgan Chase Bank on behalf of the SBA under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The SBA forgave repayment of the loan during the year ended December 31, 2021. The forgiven balance of $130,000 is included in Other income in the accompanying Statement of Income for the year ended December 31, 2021.

10. COVID-19

The COVID-19 pandemic has had a global impact since the first quarter of 2020. The Company is unable to ascertain the pandemic's effect on its financial statements to-date, nor predict the pandemic's future course and effect.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred during this period that were required to be recognized or disclosed in the financial statements as of December 31, 2021 and for the year then ended.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF December 31, 2021

Reid & Rudiger, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

NET CAPITAL	
Total member's equity	$ 764,374
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(39,074)
Property & equipment	(3,011)
Security deposit	(40,000)
Net capital before haircuts on securities positions	682,289
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 682,289
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 233,140
Operating lease liability, net of Right of use asset	33,946
Aggregate indebtedness	$ 267,086
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Greater of:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 17,805
or	
Minimum net capital required	$ 5,000
Excess net capital	$ 664,484
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 655,580
Ratio of aggregate indebtedness to net capital is	0.39 to 1

Reconciliation of Net Capital per the Company's unaudited Form X-17A-5, Part IIA report as of December 31, 2021 to the above computation:

Net capital per Form X-17A-5, Part IIA	$833,347
Accrual of additional expense	151,058
Net capital per above computation	$682,289

See report of independent registered public accounting firm.

Reid & Rudiger, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2021

A computation of reserve requirements is not applicable to the Company as of December 31, 2021. The Company does not have customers or effect transactions with customers as defined by SEC Rule 15c3-3. The Company claims exemption under the provisions of that rule's paragraph (k)(2)(ii).

Reid & Rudiger, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2021

Information relating to possession or control requirements is not applicable to the Company as of December 31, 2021. The Company does not have customers or effect transactions with customers as defined by SEC Rule 15c3-3. The Company claims exemption under the provisions of that rule's paragraph (k)(2)(ii).

See report of independent registered public accounting firm.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830

(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Reid & Rudiger, LLC:

We have reviewed management's statements, included in the accompanying Reid & Rudiger, LLC Exemption Report under SEA Rule 17a-5(d)(4), in which (1) Reid & Rudiger, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reid & Rudiger, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2)(*ii*) (the "Exemption Provisions") and (2) Reid & Rudiger, LLC stated that Reid & Rudiger, LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. Reid & Rudiger, LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reid & Rudiger, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(*ii*) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2022

Reid & Rudiger, LLC - Exemption Report

Reid & Rudiger, LLC ("The Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, The Company states the following:

1. The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by paragraph (k)(2)(ii) of Rule 15c3-3, and

2. The Company met the identified exemption provision without exception. throughout the period January 1, 2021 through December 31, 2021.

Reid & Rudiger, LLC

Marc Harrison, President

3/17/22

Date